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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                RISER FOODS, INC.
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                                (Name of Issuer)

                      Class B Common Stock, $.01 par value
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                         (Title of class of securities)

                                   767612 20 3
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                                 (CUSIP Number)

Original to:                     With Copies to:

Brian K. Garson                  Michael A. Ellis, Esq.
21 Shoreby Drive                 Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
Bratenahl, Ohio 44108            2600 The Tower at Erieview
(216) 541-0203                   Cleveland, OH 44114
                                 (216) 696-3311

- -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                               September 25, 1996
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this statement. [ X ]

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


                                  SCHEDULE 13D

CUSIP No. 767612 20 3                               Page    2   of   5    Pages
         ------------------                             --------  --------
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
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BRIAN K. GARSON
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          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                                                           (b)  [  ]
                       NOT APPLICABLE
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          3            SEC USE ONLY

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          4            SOURCE OF FUNDS*

                       PF
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          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                      [  ]

                       NONE
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          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
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      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 62,700
      OWNED BY             ---------------------------------------------------------
        EACH               8     SHARED VOTING POWER
      REPORTING
     PERSON WITH                 NONE
                           ---------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 62,700
                           ---------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 NONE
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         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       62,700
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         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*

                       NOT APPLICABLE
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         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.56%
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         14            TYPE OF REPORTING PERSON*

                       IN
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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ITEM 1.           Class B common stock $.01 par value of Riser Foods, Inc., 5300
                  Richmond Road, Bedford Heights, Ohio 44146

ITEM 2.           (a)      Brian K. Garson
                  (b)      21 Shoreby Drive
                           Bratenahl, Ohio 44108
                  (c)      Real Estate Management
                  (d)      No Convictions
                  (e)      No Convictions
                  (f)      U.S.A.

ITEM 3. The shares acquired on September 25, 1996 were obtained in an exchange, with the estate of a deceased relative, of Class A Common Stock previously owned by the Reporting Person and acquired with personal funds for Class B Common Stock.

ITEM 4.           Purpose of Transaction.
                  ----------------------

                  The shares referred to in Item 5 below were purchased by the Reporting Person for investment purposes. The Reporting Person will continue to evaluate his investment in the Company's securities. The Reporting Person may buy or sell additional shares of Class A or Class B Common Stock in the open market or otherwise on such terms and at such times as the Reporting Person considers desirable. Any decision by the Reporting Person to increase, decrease or dispose of his position in the Company would be based upon factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.

                  The Reporting Person, other than as set forth above, has no present plans or proposals which may relate to or would result in:

                  (a) The acquisition or disposition of any additional securities of the Company by any person;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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                  (e) Any material change in the present capitalization or
dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.           Interest in the Securities of the Issuer.
                  ----------------------------------------

                  (a) As of the date of this Schedule, Mr. Garson beneficially owned a total of 62,700 shares of Class B Common Stock constituting approximately 6.56% of the 955,613 shares of Class B Common Stock outstanding as of April 30, 1996, according to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996. In addition, Mr. Garson, as trustee, owns 105,478 shares of Class A Common Stock, which constitutes 1.21% of the Class A Common Stock outstanding.

                  (b) Mr. Garson has sole voting and dispositive power with respect to the 62,700 shares of Class B Common Stock he beneficially owns.

                  (c) On September 25, 1996, Mr. Garson exchanged 28,500 shares of Class A Common Stock that he owned for an equal number of shares of Class B Common Stock. The exchange was effected with the estate of a deceased relative.

                  (d) Not applicable.

                  (e) Not applicable.

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ITEM 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

                  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Garson and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           Materials to be filed as Exhibits.
                  ---------------------------------

                  None

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              September 25 , 1996             /s/ Brian K. Garson
- ----------------------------------            -------------------
                  Date

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